Exhibit (a)(5)(iii)
December 20, 2006
FOR IMMEDIATE RELEASE:

Contact:	Brian Luscomb, 858/571-2229
Division Vice President, Corporate Communications
Email:	brian.luscomb@jackinthebox.com
Web site:	www.jackinthebox.com
Jack in the Box Inc. Announces Preliminary Results of its
Modified “Dutch Auction” Tender Offer
     SAN DIEGO — Jack in the Box Inc. (NYSE: JBX) today announced the preliminary results of its modified “Dutch Auction” tender offer, which expired at 12:00 midnight, EST, on December 19, 2006.
     In accordance with the terms and conditions of the tender offer, and based on the preliminary count by Mellon Investor Services LLC, the depositary for the tender offer, Jack in the Box expects to accept for purchase approximately 2,336,023 shares of its common stock at a purchase price of $61.00 per share, for a total cost of approximately $142.5 million.
     Based on a preliminary count by the depositary, approximately 2,336,023 shares of common stock were tendered and not withdrawn at prices at or below the purchase price.
     Stockholders who tendered shares in the tender offer at or below the purchase price will have all of their tendered common shares purchased, subject to certain limited exceptions.
     The number of shares to be purchased and the purchase price per share are preliminary. Final results for the tender offer will be determined subject to confirmation by the depositary of the proper delivery of the shares validly tendered and not withdrawn. The actual number of shares to be purchased and the final purchase price per share will be announced following the completion of the confirmation process. Payment for the shares accepted for purchase will occur promptly thereafter.
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Jack in the Box Inc.

     The number of shares that the company expects to purchase in the tender offer represents approximately 6.5 percent of its currently outstanding common stock. In the tender offer, the company offered to purchase up to approximately 5,500,000 shares of its common stock at a price not less than $55.00 nor greater than $61.00 per share, for a maximum aggregate repurchase price of up to $335.5 million.
     The joint dealer managers for the tender offer are Wachovia Securities and Morgan Stanley; the information agent is D.F. King & Co., Inc.; and the depositary is Mellon Investor Services LLC. All inquiries about the tender offer should be directed to the information agent at (888) 628-8208. Banks and brokers may call (212) 269-5550.
About Jack in the Box Inc.
     Jack in the Box Inc. (NYSE: JBX), based in San Diego, is a restaurant company that operates and franchises Jack in the Box® restaurants, one of the nation’s largest hamburger chains, with more than 2,000 restaurants in 17 states. The company also operates a proprietary chain of convenience stores called Quick Stuff®, with more than 50 locations, each built adjacent to a full-size Jack in the Box restaurant and including a major-brand fuel station. Additionally, through a wholly owned subsidiary, the company operates and franchises Qdoba Mexican Grill®, an emerging leader in fast-casual dining, with more than 300 restaurants in 40 states. For more information, visit www.jackinthebox.com.
Safe harbor statement
     Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that are subject to substantial risks and uncertainties. These statements, which include the company’s guidance and related assumptions, may be identified by the use of words such as “assumption,” “believes,” “estimates,” “expects,” “goals,” “guidance,” “plans,” “will,” and other words of similar meaning.
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Jack in the Box Inc.

     The following are some of the factors that could cause the company’s actual estimates and its goals to differ materially from those expressed in the forward-looking statements: delays in the opening of new or remodeled restaurants; loss of sales due to restaurant closures caused by adverse weather or other events in the regions in which the restaurants are located; higher than anticipated sales and earnings due to unpredicted levels of success of new products; changes in laws, regulations, accounting rules and interpretations, and tax rules and interpretations; adverse or positive economic and other local, national and international conditions or events that affect consumer spending; or the inability to successfully complete the tender offer as currently contemplated. Costs may exceed projections, including the cost of food, packaging, labor, pending or future legal claims, new restaurant construction and remodels, and utilities. Additional factors that may adversely affect results include the effect of any widespread negative publicity regarding the company, the foodservice industry in general or particular foods. Further information about factors that could affect the company’s financial results is included in the company’s annual report on Form 10-K and its periodic reports on Form 10-Q filed with the Securities and Exchange Commission. The information in this press release is as of December 20, 2006. Except as required by law, the company undertakes no obligation to update or revise any forward-looking statement whether as the result of new information or otherwise.
Tender offer statement
     This press release is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell, any shares.
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